Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3 2018 Financial Results

KFAR SAVA, Israel, October 25, 2018 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter and first nine months ended September 30, 2018.

Financial Results

Third Quarter: Silicom’s revenues for the third quarter of 2018 totalled $31.1 million compared with $32.3 million for the third quarter of 2017, and up 13% compared sequentially with $27.6 million in the second quarter of 2018.

On a GAAP basis, net income for the quarter totalled $3.8 million, or $0.49 per diluted share ($0.50 per basic share), compared with $4.6 million, or $0.60 per diluted share ($0.62 per basic share), for the third quarter of 2017.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $4.7 million, or $0.62 per diluted share ($0.63 per basic share), compared with $5.7 million, or $0.75 per diluted share ($0.76 per basic share), for the third quarter of 2017.

First Nine Months: Silicom’s revenues for the first nine months of 2018 totalled $88.2 million compared with $87.9 million for the first nine months of 2017.

On a GAAP basis, net income for the period totalled $4.8 million, or $0.62 per diluted share ($0.63 per basic share), compared with $11.4 million, or $1.51 per diluted share ($1.53 per basic share), for the first nine months of 2017.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $12.4 million, or $1.62 per diluted share ($1.65 per basic share), compared with $14.8 million, or $1.96 per diluted share ($2.00 per basic share), for the first nine months of 2017.

Guidance for the Fourth Quarter

Management projects that revenues for the fourth quarter of 2018 will total $34 to $35 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report a solid quarter, with revenues that derive in part from the new products we’ve been developing for some of the market’s hottest new segments, including especially those related to the SD-WAN and NFV trends. Market response confirms that we have achieved a ‘hand-in-glove’ fit between our products and services and the needs of telcos embracing SD-WAN and NFV as a part of their strategy. Continually rising interest in our advanced product lines supports the bullish projections of major industry analysts such as IDC, which has claimed that 2017 was SD-WAN’s watershed year and that a 40.4% CAGR (compound annual growth rate) can be expected for SD-WAN investments from 2017-2022.”

Mr. Orbach continued, “Silicom is ideally positioned to benefit from this growth. Our products have a reputation for the reliability and robust performance needed in this high-volume, high-network-speed environment. Further, we are recognized for our superb customization and support capabilities, giving us a ‘development partner’ status that our customers value. At the same time, as demonstrated by the new Bypass win we announced during the quarter, our other product lines continue to be strong and stable revenue generators.”

Mr. Orbach concluded, “As such, we feel exceedingly confident regarding the potential of our product lines and the importance of our offering. Driven by SD-WAN and NFV tailwinds, together with the ongoing demand for our server adapters, smart-NICs and HW acceleration product lines, we expect to report continued revenue growth and rising profits in the quarters ahead.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, October 25th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, taxes on amortization of acquired intangible assets, as well as discontinued project-related write-offs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2018	2017

Assets

Current assets
Cash and cash equivalents	$20,170	$17,021
Marketable securities	497	7,752
Accounts receivables: Trade, net	30,722	41,367
Accounts receivables: Other	5,620	5,823
Inventories	50,459	51,487
Total current assets	107,468	123,450

Marketable securities	30,394	5,945
Assets held for employees’ severance benefits	1,562	1,591
Deferred tax assets	865	899
Property, plant and equipment, net	3,581	4,121
Intangible assets, net	893	1,047
Goodwill	25,561	25,561

Total assets	$170,324	$162,614

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$13,608	$12,629
Other accounts payable and accrued expenses	6,629	6,420

Total current liabilities	20,237	19,049

Liability for employees’ severance benefits	2,687	2,765

Total liabilities	22,924	21,814

Shareholders' equity
Ordinary shares and additional paid-in capital	53,768	51,931
Treasury shares	(38)	(38)
Retained earnings	93,670	88,907
Total shareholders' equity	147,400	140,800

Total liabilities and shareholders' equity	$170,324	$162,614

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2018	2017	2018	2017
Sales	$31,104	$32,301	$88,229	$87,909
Cost of sales	20,583	20,605	64,269	55,504
Gross profit	10,521	11,696	23,960	32,405

Research and development expenses	3,666	3,551	10,744	10,393
Selling and marketing expenses	1,599	1,565	4,731	4,800
General and administrative expenses	956	1,134	2,931	3,432
Total operating expenses	6,221	6,250	18,406	18,625

Operating income (loss)	4,300	5,446	5,554	13,780

Financial income, net	235	81	719	124
Income (Loss) before income taxes	4,535	5,527	6,273	13,904
Income taxes	769	914	1,510	2,501
Net income (loss)	$3,766	$4,613	$4,763	$11,403

Basic income (loss) per ordinary share (US$)	$0.50	$0.62	$0.63	$1.53

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,553	7,483	7,551	7,429

Diluted income (loss) per ordinary share (US$)	$0.49	$0.60	$0.62	$1.51

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,641	7,628	7,660	7,566

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2018	2017	2018	2017

GAAP gross profit	$10,521	$11,696	$23,960	$32,405
(1) Share-based compensation (*)	91	74	237	250
(2) Discontinued project-related write-offs	-	-	4,985	-
Non-GAAP gross profit	$10,612	$11,770	$29,182	$32,655

GAAP operating income (loss)	$4,300	$5,446	$5,554	$13,780
Gross profit adjustments	91	74	5,222	250
(1) Share-based compensation (*)	547	513	1,470	1,638
(2) Discontinued project-related write-offs	-	-	13	-
(3) Amortization of acquired intangible assets	316	479	933	1,434
(4) Changes in the fair value of contingent consideration	-	61	-	179
Non-GAAP operating income	$5,254	$6,573	$13,192	$17,281

GAAP net income (loss)	$3,766	$4,613	$4,763	$11,403
Operating income adjustments	954	1,127	7,638	3,501
(5) Taxes on amortization of acquired intangible assets	8	(29)	24	(82)
Non-GAAP net income	$4,728	$5,711	$12,425	$14,822

GAAP net income (loss)	$3,766	$4,613	$4,763	$11,403
Adjustments for Non-GAAP cost of sales	91	74	5,222	250
Adjustments for Non-GAAP Research and development expenses	410	541	1,180	1,595
Adjustments for Non-GAAP Selling and marketing expenses	280	281	760	901
Adjustments for Non-GAAP General and administrative expenses	173	231	476	755
Adjustments for Non-GAAP Income taxes	8	(29)	24	(82)
Non-GAAP net income	$4,728	$5,711	$12,425	$14,822

GAAP basic income (loss) per ordinary share (US$)	$0.50	$0.62	$0.63	$1.53
(1) Share-based compensation (*)	0.08	0.08	0.23	0.26
(2) Discontinued project-related write-offs	-	-	0.66	-
(3-5) Acquisition-related adjustments	0.05	0.06	0.13	0.21
Non-GAAP basic income per ordinary share (US$)	$0.63	$0.76	$1.65	$2.00

GAAP diluted income (loss) per ordinary share (US$)	$0.49	$0.60	$0.62	$1.51
(1) Share-based compensation (*)	0.08	0.08	0.22	0.25
(2) Discontinued project-related write-offs	-	-	0.65	-
(3-5) Acquisition-related adjustments	0.05	0.07	0.13	0.20
Non-GAAP diluted income per ordinary share (US$)	$0.62	$0.75	$1.62	$1.96

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))